CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 30, 2010

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 30, 2010	By	/s/ Daniel Salazar Ferrer, CFO__

Bachoco Announces Changes to its Accounting Procedures

Celaya, Gto., Mexico, - April 30, 2010 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products announced today changes to its accounting procedure..

In order to comply with the Mexican Securities and Banking Commission’s (CNBV) requirement to apply International Financial Reporting Standards (IFRS) starting in 2012, Bachoco announced today that it will start the adoption process in May and will finalize it on January 1, 2012.

This process will include several steps, like training at all the organization levels and the evaluation of the impact of the current accounting processes, along with communication and implementation.

In the meantime, the Company will continue to report under the Mexican Financial Reporting Standards ("Mexican FRS") for years 2010 and 2011.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, swine and balanced feed. The Company’s headquarters are based in Celaya, Guanajuato, located in Mexico’s central region. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.